Catalyst Pharmaceuticals, Inc.

355 Alhambra Circle

Suite 1250

Coral Gables, Florida 33134

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:    Suzanne Hayes

                    Assistant Director

                    Office of Insurance and Healthcare

VIA EDGAR AND OVERNIGHT COURIER

Ladies and Gentlemen:

On behalf of Catalyst Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we hereby request, pursuant to Section 477 of the Securities Act of 1933, as amended (the “Securities Act”), that Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-3, Registration No. 333-193699, filed with the Securities and Exchange Commission (“SEC”) on December 6, 2016 (the “Post-Effective Amendment”) be withdrawn effective immediately. The Post-Effective Amendment is being withdrawn at the request of the SEC and will be replaced by the filing of a new registration statement. The Post-Effective Amendment has not been declared effective and none of the Company’s securities has been sold pursuant to the Post-Effective Amendment.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Post-Effective Amendment (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Philip B. Schwartz, Esq. of Akerman LLP, via email at philip.schwartz@akerman.com or via facsimile at (305) 349-4833.

This withdrawal affects only the Post-Effective Amendment and does not otherwise affect the Company’s Registration Statement on Form S-3, Registration No. 333-193699.

Should you have any questions regarding this request for withdrawal, please contact Philip B. Schwartz at (954) 468-2455.

Very Truly Yours,

/s/ Alicia Grande

Alicia Grande
Chief Financial Officer
Catalyst Pharmaceuticals, Inc.

cc:    Philip B. Schwartz, Akerman LLP

        Dorrie Yale, Securities and Exchange Commission

        Mary Beth Breslin, Securities and Exchange Commission